

October 21, 2010

Mr. Hugo Goldman
Chief Financial Officer
Retalix Ltd.
10 Zarhin Street
Ra'anana 43000, Israel

> **Re:** **Retalix Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 15, 2010**
> **File No. 000-29742**

Dear Mr. Goldman:

We have reviewed your letter dated September 24, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2010.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 119

1. We note your response to prior comment 6 and your conclusion regarding whether the Alpha Group is an "affiliated purchaser" for purposes of Rule 10b-18(a)(3) of the Securities Exchange Act of 1934. We reissue this comment in part since we do not feel that you have provided sufficient information as to how you determined that the Alpha Group was not an "affiliated purchaser." Among other matters, please address whether the Alpha Group's tender offer was a condition to or requirement of the private placement transaction, and whether there was any coordination, arrangement or understanding between the two parties regarding the tender offer.

Hugo Goldman
Retalix Ltd.
October 21, 2010
Page 2

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Staff Attorney, at (202) 551-3458 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief